U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

DEFI TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

Suite 2400, 333 Bay Street,

Toronto, ON M5H 2T6

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Kenny Choi	Ethan L. Silver
Defi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, ON M5H 2T6	Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Tel: (973) 597-2500

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DEFT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form                  ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐     No ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this registration statement, and the documents filed as exhibits hereto. You should read carefully the entire document, including our financial statements and related notes and other exhibits, to understand our business, and the common shares which are being registered hereby. You should pay special attention to the “Risk Factors” sections below and in our Annual Information Form, filed as Exhibit 99.98 hereto. Unless the context otherwise requires, the terms “DeFi Technologies,” the “Company”, “we” or “our” and similar references in this prospectus refer to Defi Technologies Inc., including its wholly owned subsidiaries.

Our Company

We are a publicly listed technology company on the Cboe Canada Exchange in Canada that bridges the gap between traditional capital markets and decentralized finance through five business lines:

●	Asset Management – Through our wholly-owned subsidiary, Valour Inc. (“Valour Cayman”), and Valour Digital Securities Limited (“VDSL”, and together with Valour Cayman, “Valour”), we develop and list Exchange Traded Products (“ETPs”) on traditional exchanges in Europe and the United Kingdom that provide indirect exposure to underlying digital assets, digital asset indexes, or other decentralized finance instruments;

●	Ventures – We make early-stage investments in companies, banks and foundations in the digital asset space;

●	DeFi Alpha – We operate a specialized arbitrage trading desk based in Switzerland that focuses on identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market; and

●	Reflexivity Research – We acquired Reflexivity Research LLC (“Reflexivity”) a digital asset research firm that specializes in producing research reports on digital assets.

●	Stillman Digital – We acquired Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (together “Stillman Digital”), an OTC desk and digital asset liquidity provider, in October 2024.

“Decentralized finance” or “DeFi” refers to a financial system that seeks to operate as an alternative to the traditional financial system. DeFi seeks to allow people and companies to effect transactions on a “peer to peer” basis, typically employing blockchain or other distributed ledger technology to allow participants to interact with one another directly between each other. Because transactions are effected peer to peer, DeFi does not rely on traditional intermediaries such as banks, brokerages, and stock exchange, so transactions can be completed on a more timely basis and without the fees typically charged by intermediaries.

Asset Management

Valour ETPs

The Company’s wholly owned subsidiary Valour Cayman develops and lists ETPs on regulated stock exchanges and multilateral trading facilities in Europe. These ETPs synthetically track the value of digital assets, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to digital assets and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the ETP associated with the digital asset they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges and multilateral trading facilities.

As of the date hereof, Valour Cayman has the following ETPs listed on the exchanges indicated:

Name of ETP (Currency)	Listing Exchange(s)	ISIN No.
Valour ASI SEK	Spotlight Stock Market (“Spotlight Exchange”)	CH1108679270
Valour Aave SEK	Spotlight Exchange	CH1108679338
Valour Aerodrome SEK	Spotlight Exchange	CH1108679296
Valour Akash SEK	Spotlight Exchange	CH1108679437
Valour Aptos	Borse Frankfurt Zertifikate AG (the “Frankfurt Exchange”); Lang & Schwarz Exchange (“LSX”)	CH1108679775
Valour Aptos SEK	Spotlight Exchange	CH1108679262
Valour Arweave SEK	Spotlight Exchange	CH1108679304
Valour Avalanche (AVAX) ETP (EUR)	Frankfurt Exchange	CH1149139615
Valour Avalanche (AVAX) ETP (SEK)	Spotlight Exchange	CH1114178788
Valour Binance (BNB) (EUR)	Frankfurt Exchange	CH1149139672
Valour Binance (BNB) (SEK)	Spotlight Exchange	CH1149139698
Valour Bitcoin Carbon Neutral (EUR)	Frankfurt Exchange	CH1149139706
Valour Bitcoin Staking	Frankfurt Exchange	CH1213604544
Valour Bitcoin Staking (SEK)	Spotlight Exchange	CH1213604536
Valour Bitcoin Zero (EUR)	Spotlight Exchange, Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH0573883474
Valour Bitcoin Zero (SEK)	Spotlight Exchange	CH0585378661
Valour Bittensor SEK	Spotlight Exchange	CH1213604619
Valour Cardano (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH1114178820
Valour Cardano (SEK)	Spotlight Exchange	CH1114178796
Valour Chainlink (SEK)	Spotlight Exchange	CH1161139592
Valour Core SEK	Spotlight Exchange	CH1213604593
Valour Cosmos (ATOM) (EUR)	Frankfurt Exchange	CH1149139664
Valour Digital Asset Basket 10 (VDAB10) (EUR)	Spotlight Exchange and Frankfurt Exchange	CH1149139623
Valour Digital Asset Basket 10 (VDAB10) (SEK)	Spotlight Exchange	CH1161139568
Valour Dogecoin SEK	Spotlight Exchange	CH1108679320
Valour Enjin (ENJ) ETP (EUR)	Frankfurt Exchange	CH1149139656
Valour Ethereum Zero (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH0585378752
Valour Ethereum Zero (SEK)	Spotlight Exchange	CH1104954362
Valour Hedera	Frankfurt Exchange	CH1213604528
Valour Hedera (SEK)	Spotlight Exchange	CH1213604585
Valour Injective SEK	Spotlight Exchange	CH1108679312
Valour Internet Computer (SEK)	Spotlight Exchange	CH1213604510
Valour Jupiter SEK	Spotlight Exchange	CH1108679395
Valour Kaspa SEK	Spotlight Exchange	CH1108679379
Valour Lido DAO SEK	Spotlight Exchange	CH1108679403
Valour Near (SEK)	Spotlight Exchange	CH1213604577
Valour Pendle SEK	Spotlight Exchange	CH1108679346
Valour Polkadot ETP (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH1114178812
Valour Polkadot ETP (SEK)	Spotlight Exchange	CH1114178770
Valour Pyth Network SEK	Spotlight Exchange	CH1108679387
Valour Render SEK	Spotlight Exchange	CH1108679288
Valour Ripple (XRP) (SEK)	Spotlight Exchange	CH1161139584
Valour Sei SEK	Spotlight Exchange	CH1108679247
Valour Short Bitcoin (SBTC) SEK	Spotlight Exchange	CH1149139649
Valour Solana ETP (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH1114178838
Valour Solana ETP (SEK)	Spotlight Exchange	CH1114178762
Valour Sonic SEK	Spotlight Exchange	CH1108679353
Valour Starknet SEK	Spotlight Exchange	CH1108679049
Valour Sui	Frankfurt Exchange; LSX	CH1108679080
Valour Sui SEK	Spotlight Exchange	CH1213604601
Valour THORChain SEK	Spotlight Exchange	CH1108679429
Valour Toncoin (SEK)	Spotlight Exchange	CH1161139600
Valour Uniswap ETP (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH1114178846
Valour Uniswap ETP (SEK)	Spotlight Exchange	CH1114178754
Valour Worldcoin SEK	Spotlight Exchange	CH1108679254
Valour Wormhole SEK	Spotlight Exchange	CH1108679411

Products and Services

Valour Cayman’s ETPs are issued under a base prospectus dated March 16, 2021 (as amended and updated to the date hereof, the “Base Prospectus”), as supplemented by supplements or final terms from time to time (“Final Terms”), which together govern the ETP program (the “Program”). The Base Prospectus has been approved by the SFSA, the Swedish financial authority, and is passport eligible in Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Norway and Spain and/or, subject to completion of relevant notification measures, any other member state within the European Economic Area (“EEA”).

Valour Cayman’s current ETPs are all open-ended certificates that provide exposure to either a single digital asset, or an index or a basket thereof, as specified in the relevant Final Terms. Valour Cayman is the issuer of the ETPs offered under the Program and also acts as calculation agent.

Valour Cayman’s policy is always to hedge substantially 100% of the market risk in the underlying asset. Hedging is primarily done continuously through an in-housed developed auto-hedger and in direct correspondence to the issuance of ETPs to investors, although Valour Cayman may elect to utilize other hedging methods it deems appropriate. In order to hedge its exposure to each digital asset, Valour Cayman relies on digital asset exchanges and counterparties to be able to buy and sell the digital assets, or interests in funds that hold digital assets, which the ETPs track.

For its Bitcoin Zero and Ethereum Zero products, Valour Cayman charges zero management fees. For all other products, a management fee of 1.9% to 2.5% applies.

Valour Digital Securities Limited (“VDSL”) ETPs

VDSL is a special purpose vehicle incorporated as a public limited liability company under the laws of Jersey. VDSL is owned by the charitable trust VLR Charitable Trust in Jersey. In April 2023, VDSL obtained all regulatory approvals by the Swedish and Jersey regulators for an EU-wide offering of physically backed ETPs to investors domiciled in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain. Valour Cayman acts as arranger for all ETPs issued by VDSL.

As of the date hereof, VDSL has listed the following ETPs:

Name of ETP (Currency)	Exchange Listings	ISIN No.
1Valour Physical Bitcoin Carbon Neutral (SEK)	Deutsche Börse Xetra, Gettex Exchange, and Frankfurt Exchange	GB00BQ991Q22
1Valour Bitcoin Physical Staking	Deutsche Börse Xetra	GB00BRBV3124
1Valour Ethereum Physical Staking	Deutsche Börse Xetra, Gettex Exchange, Frankfurt Exchange and London Stock Exchange	GB00BRBMZ190
1Valour Hedera Physical Staking	Euronext Amsterdam and Euronext Paris	GB00BRC6JM9
1Valour Internet Computer Physical Staking (EUR)	Deutsche Börse Xetra and Gettex Exchange	GB00BS2BDN04
1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip	Deutsche Börse Xetra, Gettex Exchange and Frankfurt Exchange	GB00BPDX1969

Products and Services

VDSL ETPs are issued under a base prospectus dated April 24, 2024 ( the “VDSL Base Prospectus”), as supplemented by supplements or final terms from time to time (“VDSL Final Terms”), which together govern the VDSL ETP program (the “VDSL Program”). The VDSL Base Prospectus has been approved by the SFSA, the Swedish financial authority, and is passport eligible in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain. VDSL may also request the SFSA to publicize the approval of the VDSL Base Prospectus to other EEA states in accordance with Regulation (EU) 2017/1129. In addition, VDSL may decide to register this VDSL Base Prospectus in Switzerland with the reviewing body SIX Exchange Regulation AG or another FINMA approved reviewing body, as a foreign prospectus that is also deemed to be approved in Switzerland pursuant to Article 54 paragraph 2 FinSA, for the purposes of making a public offer of VDSL ETPs in Switzerland or admission to trading of all or a series of VDSL ETPs on a regulated stock exchange in Switzerland.

The VDSL Program permits VDSL to issue VDSL ETPs related to any one of 124 underlying digital currencies (“Digital Currencies”) (or more subject to supplements to the VDSL Base Prospectus), to a “basket” comprising two or more of such Digital Currencies or to an index linked to Digital Currencies, as specified in the relevant VDSL Final Terms. The VDSL ETPs are designed to offer investors a means of investing in Digital Currencies without having to acquire digital assets themselves and to enable investors to buy and sell that interest through the trading of a security on a stock exchange.

Each VDSL ETP is an undated secured limited recourse debt obligation of VDSL, which ranks equally with all other VDSL ETPs of the same class. VDSL ETP holders only have recourse to the assets of the class of VDSL ETP of which they are a holder. If the net proceeds are insufficient for VDSL to make all payments due, neither the trustee nor any person acting on behalf of the trustee will be entitled to take any further steps against the VDSL, and no debt shall be owed by the VDSL in respect of such further sum.

The underlying assets for the VDSL ETP of each class, by which they are backed and on which they are secured, comprise private keys evidencing ownership of Digital Currencies. These private keys are held in the name of VDSL in secure vaults at the premises of the relevant custodian of VDSL (“VDSL Custodian”) and are not fungible with other digital assets held by the relevant VDSL Custodian.

The VDSL ETPs are constituted under the trust instrument dated April 5, 2023 between VDSL and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”) for the holders of VDSL ETPs (“VDSL ETP Holders”) (the “Trust Instrument”). The Trustee holds all rights and entitlements under the Trust Instrument on trust for VDSL ETP Holders. In addition, VDSL and the Trustee have entered into a single security deed (the “Security Deed”) in respect of all pools of VDSP ETPs (“Pools”). The rights and entitlements held by the Trustee under the Security Deed, to the extent attributable to a Pool, are held by the Trustee on trust for the VDSL ETP Holders of that particular class of VDSL ETP. Under the terms of the Security Deed, VDSL has charged to the Trustee for the benefit of the Trustee and the relevant VDSL ETP Holders by way of first fixed charge the Digital Currencies held in custody attributable to the relevant class of VDSL ETP and all rights of VDSP in respect of the respective custody accounts to the extent attributable to the relevant Pool. VDSL has also, under the terms of the Security Deed, assigned to the Trustee by way of security the contractual rights of the issuer relating to such class under the custody agreements entered into by VDSL and has granted a first-ranking floating charge in favour of the Trustee over all of VDSL’s rights in relation to the secured property attributable to the applicable Pool, including but not limited to its rights under the custody agreements and the custody accounts attributable to that Pool.

VDSL charges management fees ranging from 1.9% to 2.5% on the VDSL ETPs.

Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of digital assets and venture investments, predominantly at Seed or Series A stage. As of December 31, 2024, the Company has participated in equity or token raises from the following ventures:

●	3iQ Corp., a Bitcoin and digital asset fund manager that offers digital asset investment products;

●	AMINA Bank, one of the first FINMA-regulated institutions to provide crypto banking services, operating globally from its regulated hubs of Switzerland, Abu Dhabi and Hong Kong to offer fiat and crypto services to progressive investors, traditional and crypto-native alike, whether individuals, corporates or institutions;

●	Luxor Technologies, which provides a range of solutions for scaling blockchain infrastructure including a globally distributed mining pool, a hashrate network-switching engine, and a wide variety of blockchain related software;

●	Neuronomics AG, a Swiss asset management firm specializing in quantitative trading strategies powered by artificial intelligence, computational neuroscience, and quantitative finance;

●	ZKP Corporation, a cloud platform dedicated to efficient zero-knowledge proof generation;

●	Blocto, a UX-focused interoperable ecosystem that enables users to easily access dApps, crypto and NFTs cross-chain;

●	Clover. a substrate-based smart contracts platform with Ethereum Virtual Machine (EVM) compatibility, providing cross-chain infrastructure for scaling decentralised applications (dApps);

●	Sovyrn, which provides DeFi infrastructure for Bitcoin via a non-custodial and permissionless smart contract based system that enables lending, borrowing and margin trading;

●	Saffron Finance, a peer-to-peer (P2P) risk exchange and decentralised marketplace for risk arbitrage, built on Ethereum;

●	Oxygen Protocol, a Solana based DeFi prime brokerage service that democratises borrowing, lending, and leverage trading; and

●	Wilder World, the first full-scale, immersive 5D Metaverse being built on Ethereum with full augmented reality (AR) and virtual reality (VR) integration.

Each of these ventures were selected for their innovative potential, high quality teams, growing and / or potential user bases and unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management, amongst others.

Reflexivity Research

Reflexivity Research is a digital asset research firm seeking to bridge traditional finance into the ever-evolving world of digital assets. Reflexivity Research distributes newsletters for free to the general public, with portions of the content sponsored by corporate clients. Furthermore, Reflexivity Research produces commissioned reports and organizes thematic conferences. Furthermore, Reflexivity Research produces commissioned reports. Furthermore, Reflexivity Research does not produce research reports on any equity securities. Additionally, Reflexivity Research holds conferences in the digital asset sector, such as Bitcoin Investor Day held in New York on March 22, 2024 and Crypto Investor Day held on October 25, 2024, bringing together institutional investors, capital allocators, and entrepreneurs.

DeFi Alpha

In Q2 2024, the Company formed DeFi Alpha, a specialized arbitrage trading desk [based in Switzerland] designed to identify and capitalize on low-risk arbitrage opportunities within the digital asset market. Utilizing sophisticated algorithmic strategies and comprehensive market analysis, DeFi Alpha targets inefficiencies and discrepancies in digital asset pricing. Since its inception in 2024, DeFi Alpha has generated over C$133.1 million (US$97.5 million) in cash and digital asset equivalents.

Stillman Digital

Stillman Digital is a non-custodial, spot digital asset OTC desk and digital asset liquidity provider. With over US$15 billion in trade volume since 2021, Stillman Digital has built a strong reputation for OTC on/off ramp tradeflow, block trading, and market-making services.

Stillman Digital’s core products and services are:

●	Electronic Trade Execution: Stillman Digital generates over US$500 million in monthly volume with 24/7 streaming prices, providing deep liquidity across available assets. Clients can execute trades via the Web Portal or API, with price feeds aggregated from over 30 global exchanges and trading firms.

●	OTC Block Trading: Stillman Digital processes an average trade size of $2 million+, offering a high-touch concierge service for large block trades. Trades are conducted via voice or chat, with manual trade confirmations handled by the back office. Acting as a global on/off ramp into the crypto markets, Stillman on-ramps US$40-80 million daily and processes over US$1 billion+ in monthly trade volumes.

●	Market-Making: Stillman Digital provides liquidity to central limit order book products through strategic partnerships and exchanges, currently handling US$400 million in monthly volume and experiencing rapid growth.

Summary of Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors.” You should read these risks before you invest in our common stock. In particular, risks associated with our business include, but are not limited to, the following:

●	There are regulatory risks related to the digital assets industry, and ongoing and future regulatory actions may materially alter our ability to operate;

●	Digital asset and DeFi Protocol exchanges and other trading venues are relatively new;

●	We face risks from our staking and lending of digital assets;

●	There are material risks and uncertainties associated with custodians of digital assets;

●	We face risks related to the potential designation of particular digital assets status as “securities” by the United States Securities and Exchange Commission (the “SEC”) ;

●	If we are deemed by the SEC to be an “investment company” subject to regulation under the Investment Company Act of 1940, the law’s restrictions could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business;

●	Banks may cut off banking services to businesses that provide digital asset-related services;

●	Digital assets are especially susceptible to the impacts of geopolitical events;

●	Our digital assets are subject to price volatility and inflation;

●	We may be adversely affected by fluctuations in the market price of digital assets;

●	Further development and acceptance of digital assets is uncertain;

●	Digital asset networks might not continue to be maintained;

●	There is the possibility that blockchain could be manipulated;

●	Our line of business makes us susceptible to security breaches; and

●	We lack meaningful historical financial data due to our limited operating history.

EXPLANATORY NOTE - INTRODUCTORY INFORMATION

We are a Canadian issuer eligible to prepare and file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian multi-jurisdictional disclosure system. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. We are filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

Previous Form 40-F

On November 10, 2021, we filed a Form 40-F to register our common shares under Section 12(b) of the Exchange Act, which was subsequently amended on February 25, 2022, April 11, 2022 and June 07, 2022 after receiving, and subsequently responding to, comments from the staff of the SEC. On September 11, 2024 we voluntarily withdrew that Form 40-F filed with the SEC.

On September 16, 2024, we filed a new Registration Statement on Form 40-F (the “September 16 Form 40-F”). On January 17, 2024, we filed an amendment to the September 16 Form 40-F (“Amendment No. 1”) to provide further updates to our disclosure and to file additional exhibits. We are filing this Amendment No.2 to the September 16 Form 40-F to provide further updates to our disclosure and to file additional exhibits.

FORWARD-LOOKING STATEMENTS

This registration statement and the Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the financial year ended December 31, 2024 filed as Exhibit 99.126 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. Our forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, we have not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor do we assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RISK FACTORS

Our business, operations, financial results and prospects are subject to the normal risks of our industry and are subject to various factors which are beyond our control. Certain of these risk factors are described below. The risks described below are not the only ones we are facing. Additional risks not currently known to us, or that we currently consider immaterial, may also adversely impact our business, operations, financial results or prospects, should any such other events occur.

Risks Relating to Our Business and Industry

There are regulatory risks related to the digital asset industry, and ongoing and future regulatory actions may materially alter our ability to operate.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, our ability to continue to operate. The effect of any future regulatory change on us or on any digital asset that we may invest in is difficult to predict, but such change could be materially adverse to both us and the digital asset industry as a whole.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanctions. Governments may also take regulatory actions that may increase the cost and/or subject companies in the digital asset industry to additional regulations.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading of our common shares. Such a restriction could result in us liquidating our digital asset investments at unfavorable prices and may adversely affect our shareholders.

There are regulatory risks associated with the Valour products.

The Company has not received any exemptive relief from regulators in Canada. The Company discusses regulatory compliance with its external legal counsel on a regular basis. With respect to Valour, investments in the ETPs in the light of their exposure to digital assets must always be assessed by every investor based on the circumstances and legal and regulatory conditions applicable to that investor. An investor governed by such conditions may be subject to limited possibilities to invest in the ETPs and/or experience unforeseeable consequences of a holding in the ETPs. The combination of the nature of Valour’s activities, the markets to which it is exposed, the institutions with which it does business and the securities which it issues makes it particularly exposed to national, international and supranational regulatory action and taxation changes. The scope and requirements of regulation and taxation applicable to the Company continues to change and evolve and there is a risk that as a result it may prove more difficult or impossible, or more expensive, for Valour to continue to carry on their functions in the manner currently contemplated. This may require that changes are made in the future to the agreements applicable to Valour and may result in changes to the commercial terms of the ETPs and/or the inability to apply for and redeem ETPs and/or compulsory redemption of some or all of the ETPs and/or disruption to the pricing thereof.

Valour’ Cayman and VDSL are companies which are regulated by various laws and regulations of the Cayman Islands and Jersey, respectively. Furthermore, the ETPs issued by Valour are subject to the rules and regulations of the exchanges such ETPs are listed on and of the countries under which the relevant prospectuses are qualified in. Valour Cayman and VDSL cannot fully anticipate all changes that in the future may be made to laws and regulations to which Valour Cayman, VDSL and their ETPs are subject to in the future, nor the possible impact of all such changes. Valour Cayman and VDSL’s ability to conduct its business is dependent on the ability to comply with rules and regulations.

If the Company was found to be in breach of regulations applicable to Valour Cayman or VDSL, it could result in fines or adverse publicity which could have a material adverse effect on the business which in turn may lead to decreased results of operations and the company’s financial condition.

Valour Cayman or VDSL’s involvement in such proceedings or settlements as well as potential new legislation or regulations, decisions by public authorities or changes regarding the application of or interpretation of existing legislation, regulations or decisions by public authorities applicable to Valour Cayman or VDSL’s operations, the ETPs and/or the underlying assets, may adversely affect Valour Cayman or VDSL’s business or an investment in the ETPs.

The impact of any detrimental developments in the underlying digital asset’s regulation on Valour Cayman and VDSL’s ETPs becomes evident by considering an ETP’s product nature: An Exchange Traded Product is a financial instrument traded – like a share - on a stock exchange whereby typically the aim is to provide the same return as a specified benchmark or asset (before fees). Although ETPs can take a number of forms (ETFs/ETCs/ETNs), they share some common characteristics. ETPs are designed to replicate the return of an underlying benchmark or asset, with the easy access and tradability of a share or digital asset (that otherwise may only be bought via a decentralized exchange wallet-setup). Investors can benefit from the broad diversification of a benchmark, gaining exposure to hundreds or thousands of individual underlying securities – or digital assets - in a single transaction. Additionally, the wide range of asset classes covered by ETPs opens up more exotic investment areas which historically could only be accessed by institutional investors (such as individual commodities, emerging markets or digital assets). ETPs generally do all this with a lower fee than actively managed funds and therefore compete with traditional index funds on cost.

Valour Cayman’s ETPs are non-interest-bearing debt securities that are designed to track the return of an underlying digital/digital asset. While VDSL’s ETPs are collateralized, the current Valour Cayman ETP program in place does not provide that those securities are collateralised. Although their yield references an underlying benchmark or asset, the Valour Cayman ETPs are similar to unsecured, listed bonds. As such, Valour Cayman’s ETPs are entirely reliant on the creditworthiness of Valour as issuing entity. Hence, generally a change in that creditworthiness might negatively impact the value of the ETP, irrespective of the performance of the underlying benchmark or digital/digital asset.

However, the primary appeal of these types of ETPs is that they guarantee exposure to a benchmark or an asset’s return (minus fees) even when the underlying markets or sectors suffer from liquidity shortages. The return is guaranteed by the issuing entity and not reliant on the access (direct or via a directive) to the underlying assets. Unlike physical replication, a synthetic ETP does not hold the underlying assets the product is designed to track. Instead, an ETP issuer like Valour enters into hedging transactions thereby directly or indirectly trading in the underlying assets, entering swap agreements, making investment in funds dedicated to holding the underlying digital assets etc. with a range of counterparties to provide the return of the underlying assets. Consequently, a negative change of regulation (tightening/restriction/prohibition) can have a direct impact on Valour’s issuer activity or – indirectly – by affecting its contractual counterparties. Restrictive and prohibitive regulation may lead to counterparty default, known as counterparty risk. If a counterparty defaults on its obligations under the hedging transactions described above, the ETP would not provide the return of the asset it is designed to track which could also expose investors to losses.

Our DeFi Alpha business line is nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.

Our Switzerland-based DeFi Alpha trading business (our “trading business”) began operations in 2024. The focus is on arbitrage trading opportunities in the digital asset space with low risk in both centralized and decentralized markets (with minimal market or protocol exposure), thereby minimizing downside revenue volatility. Our trading business is nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and is not assured to be profitable. Our trading business is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail operations.

Our DeFi Alpha trading business model has not been fully proven, and we have limited financial data that can be used to evaluate our current trading business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we will ever be successful in our operations and operate profitably. We may fail to be able to implement our investment or trading strategies, achieve our investment objectives or produce a return for our investors.

We may fail to develop and execute successful investment or trading strategies.

The success of our investment and trading activities will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that we will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on our ability to remain competitive with other over-the-counter traders and liquidity providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on our ability to source deals and obtain favorable terms. Competition in investment activities is based on relationships, the ability to offer strategic advice to portfolio companies and reputation. The barrier to entry in each of these businesses is very low and competitors can easily and will likely provide similar services in the near future. The success of our venture investments and trading business could suffer if we are not able to remain competitive.

We may make, or otherwise be subject to, trade errors.

Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.

Our trading orders may not be timely executed.

Our investment and trading strategies depend on the ability to establish and maintain an overall market position in a combination of financial instruments. Our trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to us or our counterparties, brokers, dealers, agents or other service providers. In such an event, we might only be able to acquire or dispose of some, but not all, of the components of our positions, or if the overall positions were to need adjustments, we might not be able to make such adjustments. As a result, we would not be able to achieve our desired market position, which may result in a loss. In addition, we can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by us.

Our trading business and the various activities we undertake expose us to counterparty credit risk.

Credit risk is the risk that an issuer of a security or a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due. In addition to the risk of an issuer of a security in which we invest failing or declining to perform on an obligation under the security, we are exposed to the risk that third parties, including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, clearinghouses, custodians, administrators and other financial intermediaries that may owe us money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform.

In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans. This risk is heightened given that some portion of the collateral for these loans is expected to be digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.

We may co-invest with third parties through joint ventures or other entities. Such investments may include risks in connection with such third-party involvement, including the possibility that a third-party co-venturer may have financial difficulties, may have interests or goals that are inconsistent with ours or may be in a position to take action in a manner contrary to our investment objectives. We and our subsidiaries have loaned money to other companies as part of the balance sheet venture investment business and lending business. The return of principal of such loans will depend in large part on the creditworthiness and financial strength of the issuers of such loans. While we perform extensive due diligence on our investments and loans, nonetheless defaults are possible. In the event of a default by a borrower underlying an investment or loan, we might not receive payments to which we are entitled and thereby could experience a decline in the value of our investments in or loans to the borrower. In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans subsequent to the investment. This risk is heightened given that some portion of the collateral for these loans is often comprised of digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated at prices that would generate sufficient proceeds to repay the loans or at all. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.

In derivatives, we may invest in options on digital or non-digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the- counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of the date of this registration statement, the availability of exchange-traded and over-the-counter options on digital assets is extremely limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.

The failure or bankruptcy of any of our clearing brokers (or futures commission merchants) could result in a substantial loss of our assets. Under the current regulations of the CFTC, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In such an event, the clearing broker’s customers, such as us, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.

Digital asset exchanges and other trading venues are relatively new.

We and our affiliates manage our holdings of digital asset, DeFi Protocol tokens and other digital assets primarily through non-U.S. digital asset exchanges. In particular, Valour transacts primarily through non-U.S. digital asset exchanges to buy and sell the digital assets which its ETPs track. To the extent that digital asset exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in digital asset prices. Digital asset market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of digital asset exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

We face risks related to our staking and lending of digital assets, DeFi Protocol tokens and other digital assets.

We may stake or lend digital asset assets to third parties, including our affiliates. In the event of a termination of the staking arrangement or loan, the counterparty is required to return the digital assets to us; any gains or loss in the market price during the period would inure to us. In the event of the bankruptcy of the counterparty, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the counterparty and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its digital assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged digital assets.

The digital assets that we stake, loan or pledge to third parties include digital assets held by Valour for the purposes of hedging its ETPs. We are exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted digital asset available to us to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of digital asset should the sale of ETPs, and correspondingly, the underlying digital asset, exceed our available reserves.

The determination as to whether a particular digital asset constitutes a “security” in the United States is uncertain and the regulation of digital assets is uncertain in the light of differences between the SEC’s and CFTC’s approaches to digital asset classification as well as potential legislation.

Historically the CFTC and the SEC have not taken consistent positions with respect to the appropriate classification of various digital assets which presents regulatory uncertainty. The classification of a digital asset as a security or a commodity under applicable U.S. federal law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, holding, and clearing of such assets and could materially and adversely affect our business. As detailed below, if certain digital assets in our portfolio were conclusively deemed to be securities by the SEC or a U.S. court, either through a rulemaking or final court order, we could be forced to materially alter our business which could adversely affect our financial condition, business and results of operations, among other things.

The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that has evolved over time, and the outcome of which is difficult to predict. The SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. To date, the SEC has not determined through official rulemaking or regulatory guidance that any particular digital asset that we hold or transact in is a security, and only a relatively small number of specific digital assets have been subjected to review by federal courts (none of which are material holdings of our Company). The views and positions of the SEC and its staff with respect to digital assets are subject to continued evolution, detail, and development in the future for a variety of reasons, including as a result of changes to governing administrations, SEC Chair or commissioner appointments, or otherwise. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework does not constitute an SEC rule or regulation, is not binding on the SEC, and has been updated to account for subsequent judicial or enforcement precedent. Furthermore, while the SEC Division of Enforcement to date has filed complaints and initiated investigations against digital asset exchanges, projects and intermediaries, alleging, among other things, that certain digital assets are securities or have been offered as securities, many of these enforcement actions are ongoing, or have been withdrawn, do not provide conclusive direction for digital asset market participants to follow.

Of note, public statements by senior officials at the SEC, some of whom no longer hold a role at the agency, indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Specifically, Chairman Gensler has acknowledged publicly that he does not consider Bitcoin to be a security. Consistent with these public statements, the SEC approved several spot Bitcoin commodity ETFs and spot Ether commodity ETFs. The SEC has recently approved and/or acknowledged numerous applications for spot ETFs with various additional digital asset underliers. Additionally, SEC staff has issued public statements in an effort to provide regulatory clarity with respect to their views on stablecoins, stating that issuers of ‘Covered Stablecoins’ do not need to register minting and redemption transactions with the SEC, and proof-of-work mining activities, providing guidance that certain mining activities do not involve the offer and sale of securities..

The CFTC and its staff have taken the position that certain digital assets fall within the definition of a “commodity” under the U.S. federal commodities and derivatives laws. In his July 2024 testimony before the Senate Committee on Agriculture, Nutrition and Forestry, former CFTC Chairman Rostin Benham re-iterated that in a July 2024 decision (CFTC v. Sam Ikkurty A/K/A Sreeniv Asi Rao, et. al, 22-cv-02465 (Northern District of Illinois)(“Rao”)), a federal court “re-affirmed that both Bitcoin and Ether are commodities under the Commodity Exchange Act.” The court in Rao relied on previous precedent from the federal District Court of Massachusetts (CFTC v. My Big Coin Pay, Inc., 334 F. Supp. 3d 492, 498 (D. Mass. 2018) (“My Big Coin Pay”)), which stated that “the [Commodity Exchange Act] only requires the existence of futures trading within a certain class (e.g. “natural gas”) in order for all items within that class (e.g. “West Coast” natural gas) to be considered commodities.” The court in Rao also used the My Big Coin Pay language to determine that two other non- Bitcoin and Ether digital assets also qualify as commodities. The CFTC has further classified other digital assets as commodities in its own enforcement settlement orders and complaints.

While both the SEC and CFTC continue to develop distinct positions with respect to digital asset classification and jurisdiction, the U.S. Congress is also moving forward with legislation that would definitively clarify jurisdiction over digital assets between the two agencies. In addition, the House of Representatives and the U.S. Senate have been considering, and may continue to consider, legislation that may provide the SEC, CFTC, and certain other regulatory agencies with clearer digital asset market oversight mandates. Notwithstanding the conclusions we may draw based upon existing applicable law and regulations, new case law precedent, market practices, and digital asset architecture and offering histories, there is no certainty that the SEC will not determine that a particular digital asset is a “security” under applicable law at some point in the future.

We trade our digital asset holdings primarily on non-U.S. digital asset exchanges, which may subject us to regulatory uncertainty in foreign jurisdictions.

We buy and sell digital assets primarily on non-U.S. exchanges consistent with the regulatory frameworks applicable to such foreign jurisdictions and outside of the regulatory purview of the SEC. The majority of our digital asset trading activities occur on regulated exchanges located in the European Union (“EU”). In 2023, the EU passed the Markets in Crypto-Assets Act (“MiCA”). The law went into effect in June 2024 and provides a clear framework for offering and trading digital assets, without requiring a determination of the security status of a particular digital asset. While several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

We primarily trade our digital asset holdings in secondary market transactions on non-U.S. digital asset exchanges that blindly match buyers and sellers, which have been determined to be non-securities transactions by a U.S. federal court.

While we trade and hold a substantial amount of digital assets, we only interact with digital assets that we believe would not constitute securities under applicable U.S. federal securities laws. On July 13, 2023, in SEC v. Ripple Labs, et al., 20-cv-10832 (S.D.N.Y) (“Ripple Labs”), in a ruling on both parties’ motions for summary judgment, the court distinguished between bilateral, contractual sales of XRP from Ripple (the issuer) to institutional investors, and “programmatic” sales of XRP on secondary markets that facilitate trading through an order book that blindly matches buy and sell orders (“Programmatic Trading”). The court found that while the initial XRP sales satisfied the Howey test and therefore constituted securities under U.S. federal securities laws, the court held that XRP underlying Programmatic Trading did not constitute a security under Howey. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

While the ruling in Ripple Labs is not definitive, and other courts have taken dissimilar positions with respect to other digital assets, some of our interaction with digital assets is in connection with Programmatic Trading activities (i.e., we generally purchase, sell, and hold digital assets through exchanges that operate blind matching engines). In addition, as described above, these activities occur exclusively in the EU consistent with the MiCA regulatory regime. Ultimately, none of the digital assets that comprise a material portion of our digital asset holdings have been conclusively determined to be a security by the SEC or any U.S. court.

The regulatory landscape for digital assets continues to evolve and how the Company will be affected is uncertain.

Given the growth in popularity and size of the digital asset industry, the U.S. Congress and U.S. federal agencies have recently focused on establishing a clear framework for the regulation of digital assets. In the past, the SEC has brought several enforcement actions against digital asset market participants, including U.S.-based digital asset exchanges and digital asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the digital asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for digital assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. Whether new legislation will be introduced remains uncertain, and it is not clear to what extent the Company will be materially and adversely affected by any new regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of digital assets generally, as well as for digital asset developers and intermediaries. Additionally, the SEC has recently withdrawn or paused several enforcement actions and investigations against digital asset exchanges, issuers, and related companies.

The evolving regulatory landscape creates uncertainty for the Company, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition, and results of operations. The Company will continue to monitor regulatory developments and adapt its operations as necessary to comply with any new legal requirements.

If we are deemed an “investment company” subject to regulation under the Investment Company Act of 1940, the law’s restrictions could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business.

We trade and hold a substantial amount of digital assets. As detailed below, if certain of the digital assets that we hold other than Bitcoin and Ether are determined to be securities by the SEC or a U.S. court, we could be forced to materially alter our business in order to comply with the Investment Company Act of 1940.

Under the Investment Company Act of 1940, as amended (the “Investment Company Act”), an issuer will generally be deemed to be an “investment company” if, absent an applicable exemption:

●	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

●	it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We regard ourselves as a non-securities digital asset services company engaged in the business of providing access to non-securities financial products and not in the business of investing, reinvesting or trading in securities. As of March 31, 2025, the value of our total unconsolidated assets, exclusive of cash items, which consisted of securities as defined in Section 2(a)(36) of the Investment Company Act was less than 40% of our total unconsolidated assets, exclusive of cash items, consist of securities. Further, given our current business lines, and the nature of our digital asset holdings, we do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Therefore, we do not currently intend to register as an investment company under the Investment Company Act.

However, if in the future: (1) some material percentage of our digital asset holdings other than Bitcoin or Ether were conclusively deemed to be securities by the SEC or a U.S. court; or (2) if it was determined that we hold ourselves out as being, or propose to be, primarily engaged in the business of investing, reinvesting or trading in securities, we could be required to register as an investment company pursuant to Section 3(a)(1)(A) of the Investment Company Act. If we, or any of our subsidiaries, become obligated to register as an investment company under the Investment Company Act, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

For example, we hold Solana (“SOL”) and other digital assets as part of our policy to hedge 100% of the market risk in the underlying assets of our ETPs. While we have taken the position that SOL is not a security under the Investment Company Act, there is risk that the SEC and/or other regulatory authorities may take a different position than us with respect to the classification of SOL as a security. In the event SOL is classified as a security by the SEC or other relevant regulatory authority, we could face significant regulatory and compliance challenges. Specifically, we may be required to register as an investment company under the Investment Company Act, which would necessitate substantial financial and administrative resources to comply with registration and ongoing regulatory requirements. Given these potential risks, the classification of SOL as securities could have a significant impact on our business operations and financial performance.

If we, or any subsidiary, were deemed to be an investment company under the Investment Company Act, the applicable entity would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or make business and organizational changes to fall outside the definition of an investment company.

Registering as an investment company pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us and otherwise will subject us to additional regulation that will be costly and time-consuming. Modifying our equity interests and debt positions or organizational structure or our contract rights could require us to alter our business and investment strategy in a manner that requires us to purchase or dispose of assets or securities, prevents us from pursuing certain opportunities, or otherwise restricts our business, which may have a material adverse effect on our business results of operations, financial condition or prospects.

There are material risks and uncertainties associated with custodians of digital assets.

We use multiple custodians (or third-party “wallet providers”) to hold digital assets for our Ventures and Defi Alpha business line, for digital assets underlying Valour ETPs as well as for digital assets held in treasury for the Company. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. We could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares.

We also rely on cold self-storage to self-custody and safeguard certain of our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, our designated self-custody security system may not be impenetrable and may not be free from defect or immune to acts of God, and we will bear any loss due to a security breach, software defect or act of God.

Our security system and operational infrastructure, or those of other custodians, may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, of other custodians, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or digital assets. Additionally, outside parties may attempt to fraudulently induce employees of ours, or of our custodians, to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.

Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of digital assets and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. We may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our execution of hedging ETPs, the value of our assets and the value of any investment in our common shares.

In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.

Banks may cut off banking services to businesses that provide digital asset-related services.

Companies that provide digital asset-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset related companies or companies that accept digital assets for many reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide digital asset-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of digital assets as a payment system and harming public perception of digital assets or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of digital assets as a payment system and the public perception of digital assets could be damaged if banks were to close the accounts of many or of a few key businesses providing digital asset-related services. This could decrease the market prices of digital assets and adversely affect the value of our digital asset inventory.

Most digital asset transactions are irrevocable.

Bitcoin and most other digital asset and DeFi Protocol token transactions are irrevocable and stolen or incorrectly transferred digital assets or DeFi Protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. To the extent that we are unable to seek a corrective transaction with the third party or are incapable of identifying the third party that has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover digital assets transferred to uncontrolled accounts.

Digital assets are especially susceptible to the impacts of geopolitical events.

Crises may motivate large-scale purchases of digital assets which could increase the price of digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of our digital asset holdings. The possibility of large-scale purchases of digital assets in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of digital assets and may impair their price performance which would, in turn, adversely affect our digital asset holdings.

As an alternative to fiat currencies that are backed by central governments, digital assets are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Large-scale sales of digital assets would result in a reduction in their market prices and adversely affect our operations and profitability.

Our Digital Currencies, DeFi Protocol tokens and digital assets are subject to price volatility and inflation.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Digital Currency and DeFi Protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of Digital Currencies and DeFi Protocol tokens, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of our Digital Currency and DeFi Protocol token inventory and thereby affect our shareholders.

The profitability of our operations will be significantly affected by changes in prices of Digital Currencies, DeFi Protocol tokens and other digital assets. Digital Currencies, DeFi Protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such Digital Currencies, DeFi Protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If Digital Currencies, DeFi Protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

●	changes in liquidity, market-making volume, and trading activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

●	decreased user and investor confidence in digital assets and digital platforms;

●	negative publicity or events and unpredictable social media coverage or “trending” of digital assets;

●	the ability for digital assets to meet user and investor demands;

●	the functionality and utility of digital assets and their associated ecosystems and networks;

●	consumer preferences and perceived value of digital assets and digital asset markets;

●	regulatory or legislative changes and updates affecting the digital economy;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting, and development of the blockchain networks;

●	the ability for digital networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	interruptions in service from or failures of major digital platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support digital-related projects;

●	level of interest rates and inflation;

●	national and international economic and political conditions;

●	global digital asset supply;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network;

●	competition for and among various digital assets; and

●	actual or perceived manipulation of the markets for digital assets.

We may be adversely affected by fluctuations in the market price of Digital Currencies, DeFi Protocol tokens and digital assets.

As Valour’s ETPs track the market price of Digital Currencies, DeFi Protocol tokens and other digital assets, the value of our common shares is partially related to the value of such Digital Currencies, DeFi Protocol tokens and other digital assets, and fluctuations in the price of Digital Currencies, DeFi Protocol tokens and other digital assets could materially and adversely affect an investment in our common shares. Several factors may affect the price of Digital Currencies, including: the total number of Digital Currencies, DeFi Protocol tokens and other digital assets in existence; global Digital Currency, DeFi Protocol token and other digital asset demand; global Digital Currency, DeFi Protocol token and other digital asset supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of Digital Currencies, DeFi Protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which Digital Currencies, DeFi Protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of Digital Currency exchanges and liquidity of such Digital Currency exchanges; interruptions in service from or failures of major Digital Currency exchanges; Cyber theft of Digital Currencies, DeFi Protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of Digital Currencies, DeFi Protocol tokens and other digital assets as a form of payment or the purchase of Digital Currencies; the availability and popularity of businesses that provide Digital Currencies, DeFi Protocol tokens, other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various Digital Currency or DeFi Protocol networks; increased competition from other forms of Digital Currency or payments services; global or regional political, economic or financial events and situations; expectations among Digital Currency, DeFi Protocol token and other digital asset economy participants that the value of Digital Currencies, DeFi Protocol tokens and other digital assets will soon change; and fees associated with processing a Digital Currency, DeFi Protocol token or other digital asset transaction.

Digital Currencies, DeFi Protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If Digital Currency, DeFi Protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their common shares at a time when the price of Digital Currencies, DeFi Protocol tokens and other digital assets is lower than it was when they purchased their common shares. In addition, investors should be aware that there is no assurance that Digital Currencies, DeFi Protocol tokens and other digital assets will maintain their long-term value in terms of future purchasing power or that the acceptance of Digital Currency, DeFi Protocol token and other digital asset payments by mainstream retail merchants and commercial businesses will continue to grow.

Digital Currency, DeFi Protocol token and digital assets networks might not continue to be maintained.

Many Digital Currency networks, the DeFi Protocol token network and other digital asset networks, including the Bitcoin Network, operate based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with such network protocols and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, such networks and our business may be adversely affected.

Miners may cease operations, which may have a material adverse effect on our business.

If the award of Bitcoins or other Digital Currencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control, which may have a material adverse affect on our business.

There is the possibility that blockchain could be manipulated.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on a digital asset network, it may be able to alter or manipulate the Blockchain on which such digital asset network and most digital asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. The malicious actor could “double-spend” its own digital asset token or digital currency (i.e., spend the same digital asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on a digital asset network or the effected digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that a digital asset ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on a digital asset network will increase.

Further development and acceptance of digital asset and DeFi networks is uncertain.

The further development and acceptance of digital asset and other cryptographic and algorithmic protocols governing the issuance of transactions in digital assets and DeFi Protocol tokens, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding digital assets and DeFi Protocol tokens, and thus may adversely affect our operations. The factors affecting the further development of the industry, include, but are not limited to the following:

●	continued worldwide growth in the adoption and use of digital assets and DeFi;

●	governmental and quasi-governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital asset and DeFi systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of relevant networks;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

●	negative consumer sentiment and perception of digital assets.

Currently, there is relatively small use of Digital Currencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect our operations, investment strategies, and profitability.

As relatively new products and technologies, Digital Currencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of Digital Currency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of Digital Currencies. The relative lack of acceptance of Digital Currencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by Digital Currencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact our operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable blockchain, demand for Digital Currencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in price of the Digital Currencies.

Our lines of business make us susceptible to security breaches.

As with any other computer code, flaws in digital asset and DeFi Protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create digital assets and / or DeFi Protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other Digital Currency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our assets. Any breach of our infrastructure could result in damage to our reputation and have a material adverse effect on our business. Furthermore, we believe that if our assets grow, we may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. Our security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees or otherwise, and, as a result, an unauthorized party may obtain access to our digital asset account, private keys, data or digital assets. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of our accounts occurs, the market perception of our effectiveness could be harmed.

As technological change occurs, the security threats to our digital assets, DeFi Protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. Our ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of our digital assets, DeFi Protocol tokens and other digital assets. To the extent that we are unable to identify and mitigate or stop new security threats, our digital assets, DeFi Protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

Fluctuations in share price of public companies we invest in could adversely affect us.

Our investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the technological and digital asset industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of our investments.

Our investments in private issuers or projects may create liquidity risks.

Through our Ventures business line, we invest in securities and/or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair our ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or project are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of our private investments, or that we will otherwise be able to realize a return on such investments.

The value attributed to securities and/or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

We may also invest in illiquid securities of public issuers. A considerable period may elapse between the time a decision is made to sell such securities and the time we are able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that we will be unable to realize our investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, we may be prohibited by contract or by law from selling such securities for a period or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

We may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Risks Relating to Our Financial Position, Capital Requirements and Management Team

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The digital asset economy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. Our Asset Management, Infrastructure, Venture, DeFi Alpha, Reflexivity Research and Stillman Digital business lines compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

●	greater name recognition, longer operating histories, and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking, and compliance relationships;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation, and research and development costs;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

●	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

Harm to our brand and reputation could adversely affect our business.

Our reputation and brand may be adversely affected by complaints and negative publicity about us, even if factually incorrect or based on isolated incidents. Damage to our brand and reputation may be caused by:

●	cybersecurity attacks, privacy or data security breaches, or other security incidents;

●	complaints or negative publicity about us, our ETPs, our management team, our other employees or contractors or third-party service providers;

●	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors or third-party service providers;

●	unfavorable media coverage;

●	litigation involving, or regulatory actions or investigations into our business;

●	a failure to comply with legal, tax and regulatory requirements;

●	any perceived or actual weakness in our financial strength or liquidity;

●	any regulatory action that results in changes to or prohibits certain lines of our business;

●	a failure to operate our business in a way that is consistent with our values and mission;

●	a sustained downturn in general economic conditions; and

●	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Our revenue and cash flow are generated primarily from financing activities which creates liquidity risks.

Our revenue and cash flow are generated primarily from financing activities, trading returns of DeFi Alpha, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of digital assets and DeFi Protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of our direct control. Our liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if DeFi Alpha is unable to identify profitable trades, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

We are dependent on our management personnel.

We are dependent upon the efforts, skill and business contacts of key members of management and the Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, our success may depend upon the continued service of these individuals who are not obligated to remain our consultants. The loss of the services of any of these individuals could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow existing assets and raise additional funds in the future.

It is not certain that we will succeed in managing our growth.

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on our managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve our technical, administrative and financial controls and reporting systems. No assurance can be given that we will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on our operating results and overall performance.

Conflicts of interest may arise.

Certain current or future directors and officers of us and our subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. Our directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements, which are filed with this registration statement on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and practices prescribed by the SEC. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, we hereby incorporate by reference Exhibits 99.1 through 99.143 inclusive, as set forth in the Exhibit Index attached hereto. The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that we, since January 1, 2024: (i) made or were required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or were required to file with the Cboe Canada Exchange (“Cboe Canada”) and which was made public by Cboe Canada; or (iii) distributed or were required to distribute to its security holders. In accordance with General Instruction D(9) of Form 40-F, we have filed the written consent of our auditors as Exhibit 99.143, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the heading “Description of Share Capital” in our Annual Information Form for the financial year ended December 31, 2024, attached hereto as Exhibit 99.126.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2024, information with respect to our known contractual obligations (in Canadian dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	NIL	13,947,681	NIL	NIL	NIL
Capital (finance) lease obligations	NIL	NIL	NIL	NIL	NIL
Operating lease obligations	NIL	NIL	NIL	NIL	NIL
Purchase obligations	NIL	5,010,922	NIL	NIL	NIL
Other long-term liabilities (bonds, debentures, etc.)	NIL	NIL	NIL	NIL	NIL
Total	NIL	18,958,603	NIL	NIL	NIL

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

We do not follow Rule 5620(c), but instead follow our home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. Our bylaws provide that two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting shall be a quorum at any meeting of the shareholders. The foregoing is consistent with the laws, customs and practices in Canada. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.defi.tech, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have filed with the Commission a Form F-X. Any change to the name or address of our agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1*	Letter from successor auditor dated January 8, 2024
99.2*	Notice dated January 8, 2024
99.3*	Letter from former auditor dated January 8, 2024
99.4*	News release dated January 8, 2024
99.5*	News release dated January 8, 2024
99.6*	News release dated January 9, 2024
99.7*	News release dated January 22, 2024
99.8*	News release dated January 30, 2024
99.9*	News release dated February 5, 2024
99.10*	News release dated February 7, 2024
99.11*	News release dated February 9, 2024
99.12*	Report of Distributions outside Canada (Form 72-503F) dated February 15, 2024
99.13*	Report of exempt distribution (45-106F1) dated February 15, 2024
99.14*	News release dated February 20, 2024
99.15*	News release dated February 22, 2024
99.16*	News release dated March 4, 2024
99.17*	News release dated March 7, 2024
99.18*	News release dated March 14, 2024
99.19*	News release dated March 18, 2024
99.20*	News release dated March 20, 2024
99.21*	News release dated March 28, 2024
99.22*	News release dated April 1, 2024
99.23*	Form 52-109F1 - Certification of annual filings dated April 1, 2024 (CEO)
99.24*	Form 52-109F1 - Certification of annual filings dated April 1, 2024 (CFO)
99.25*	Annual information form dated April 1, 2024
99.26*	Annual MD&A dated April 1, 2024
99.27*	AB Form 13-501F1 (class 1 and 3B reporting issuers - participation fee) dated April 1, 2024
99.28*	ON Form 13-502F1 (class 1 and 3B reporting issuers - participation fee) dated April 1, 2024
99.29*	Audited annual financial statements dated April 1, 2024
99.30*	News release dated April 8, 2024
99.31*	Notice of the meeting and record date dated April 15, 2024

99.32*	News release dated April 17, 2024
99.33*	News release dated April 18, 2024
99.34*	News release dated April 30, 2024
99.35*	News release dated May 7, 2024
99.36*	News release dated May 8, 2024
99.37*	News release dated May 13, 2024
99.38*	News release dated May 15, 2024
99.39*	Form 52-109F2 - Certification of interim filings dated May 15, 2024 (CEO)
99.40*	Form 52-109F2 - Certification of interim filings dated May 15, 2024 (CFO)
99.41*	Interim MD&A dated May 15, 2024
99.42*	Interim financial statements/report dated May 15, 2024
99.43*	News release dated May 15, 2024
99.44*	News release dated May 16, 2024
99.45*	News release dated May 23, 2024
99.46*	Form of proxy dated May 27, 2024
99.47*	Notice of meeting dated May 27, 2024
99.48*	Management information circular dated May 27, 2024
99.49*	News release dated June 3, 2024
99.50*	News release dated June 4, 2024
99.51*	News release (section 4.8 of NI 62-104) dated June 6, 2024
99.52*	News release dated June 10, 2024
99.53*	News release dated June 11, 2024
99.54*	Other dated June 12, 2024
99.55*	News release dated June 18, 2024
99.56*	News release dated June 19, 2024
99.57*	News release dated June 19, 2024
99.58*	News release dated June 24, 2024
99.59*	News release dated June 28, 2024
99.60*	News release dated July 9, 2024
99.61*	News release dated July 10, 2024
99.62*	News release dated July 16, 2024
99.63*	News release dated July 17, 2024
99.64*	News release dated July 18, 2024
99.65*	News release dated July 30, 2024
99.66*	News release dated July 31, 2024
99.67*	News release dated August 6, 2024
99.68*	News release dated August 8, 2024
99.69*	News release dated August 13, 2024
99.70*	News release dated August 14, 2024
99.71*	Form 52-109F2 - Certification of interim filings dated August 14, 2024 (CFO)
99.72*	Form 52-109F2 - Certification of interim filings dated August 14, 2024 (CEO)
99.73*	Interim MD&A dated August 14, 2024
99.74*	Interim financial statements/report dated August 14, 2024
99.75*	News release dated September 5, 2024
99.76*	News release dated September 6, 2024
99.77*	Audited annual financial statements dated April 1, 2024
99.78*	Form 52-109F1R - Certification of refiled annual filings dated September 6, 2024 (CFO)
99.79*	Form 52-109F1R - Certification of interim annual dated September 6, 2024 (CEO)
99.80*	News Release dated September 10, 2024
99.81*	News Release dated September 13, 2024

99.82**	News release dated September 16, 2024
99.83**	News release dated September 30, 2024
99.84**	News release dated October 7, 2024
99.85**	News release dated October 8, 2024
99.86**	News release dated October 10, 2024
99.87**	Report of exempt distribution (45-106F1) dated October 10, 2024
99.88**	News release dated October 18, 2024
99.89**	News release dated October 29, 2024
99.90**	News release dated October 30, 2024
99.91**	News release dated November 4, 2024
99.92**	News release dated November 4, 2024
99.93**	News release dated November 5, 2024
99.94**	News release dated November 7, 2024
99.95**	News release dated November 12, 2024
99.96**	News release dated November 12, 2024
99.97**	News release dated November 14, 2024
99.98**	Interim financial statements/report dated November 14, 2024
99.99**	Interim MD&A dated November 14, 2024
99.100**	Form 52-109F2 - Certification of interim filings dated November 14, 2024 (CFO)
99.101**	Form 52-109F2 – Certification of interim filings dated November 14, 2024 (CEO)
99.102**	News release dated November 14, 2024
99.103**	News release dated November 22, 2024
99.104**	News release dated November 26, 2024
99.105**	News release dated December 2, 2024
99.106**	News release dated December 3, 2024
99.107**	News release dated December 10, 2024
99.108**	News release dated December 12, 2024
99.109**	News release dated December 18, 2024
99.110**	News release dated January 6, 2025
99.111	News release dated January 21, 2025
99.112	News release dated February 4, 2025
99.113	News release dated February 5, 2025
99.114	News release dated February 6, 2025
99.115	News release dated February 11, 2025
99.116	News release dated March 3, 2025
99.117	News release dated March 3, 2025
99.118	Material change report dated March 3, 2025
99.119	News release dated March 7, 2025
99.120	News release dated March 10, 2025
99.121	Report of Distributions outside Canada (Form 72-503F) dated March 10, 2025
99.122	News release dated March 24, 2025
99.123	News release dated March 26, 2025
99.124	Audited annual financial statements dated March 30, 2025
99.125	Annual MD&A dated March 30, 2025
99.126	Annual information form dated March 30, 2025
99.127	Form 52-109F1 – Certification of annual filings dated March 31, 2025 (CEO)
99.128	Form 52-109F1 – Certification of annual filings dated March 31, 2025 (CFO)
99.129	News release dated March 31, 2025
99.130	ON Form 13-502F1 (class 1 and 3B reporting issuers – participation fee) dated March 31, 2025
99.131	AB Form 13-501F1 (class 1 and 3B reporting issuers – participation fee) dated March 31, 2025
99.132	News release dated April 8, 2025
99.133	Material Change Report dated April 10, 2025
99.134	Interim financial statements/report (amended) dated April 14, 2025
99.135	Interim MD&A (amended) dated April 14, 2025
99.136	Interim financial statements/report (amended) dated April 14, 2025
99.137	Interim MD&A (amended) dated April 14, 2025
99.138	Form 52-109F2R – Certification of refiled interim filings (CEO) dated April 14, 2025
99.139	Form 52-109F2R – Certification of refiled interim filings (CFO) dated April 14, 2025
99.140	Form 52-109F2R – Certification of refiled interim filings (CEO) dated April 14, 2025
99.141	Form 52-109F2R – Certification of refiled interim filings (CFO) dated April 14, 2025
99.142	News release dated April 14, 2025
99.143	Consent of HDCPA Professional Corporation, dated April 14, 2025

*	previously filed with the September 16 Form 40-F
**	previously filed with the January 17 Form 40-F

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Defi Technologies Inc.

Date: April 14, 2025	By:	/s/ Olivier Roussy Newton
Olivier Roussy Newton
Chief Executive Officer and Executive Chairman